Life Partners Holdings, Inc.
204 Woodhew Drive
Waco, Texas 76712
(800) 368-5569

Via Edgar

March 14, 2008

Paul Cline
Senior Accountant
United States
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Life Partners Holdings, Inc.
Form 10-KSB for Fiscal Year Ended February 28, 2007
Filed May 29, 2007
File No.000-07900

Dear Sir:

I have received your letter dated February 20, 2008. I have prepared the following response to your comments. My responses are numbered corresponding to the numbering of the paragraphs in your letter. I plan to revise all future filings in response to your letter.

We, the management of the company, acknowledge that we are responsible for the adequacy of the disclosures in this filing.

Financial Statements

1.	Critical Accounting Estimates, Assumptions and Policies, page 16

According to Section V of Release No. 33-8350, the section of critical accounting estimates, assumptions, and policies should identify why each policy is considered critical by management, discuss results of estimates, and include discussion as to why each estimate bears the risk of change. We will amend our revised filings as set forth on Schedule A.

2.	Consolidated Statements of Income, page 30

In accordance with FSP FTB 85-4-1, we will revise our Form 10-KSB for the year ended February 28, 2007. The gain recognized when valuing the life settlement contracts using the investment method will instead be recognized as a cumulative effect adjustment to beginning retained earnings. We will amend our revised filings as set forth on Schedule B.

Mr. Paul Cline
March 14, 2008

3.	Summary of Significant Accounting Policies, General

We will revise Note 2, Footnotes to the Consolidated Financial Statements as detailed in Schedule C.

4.	Investment in Life Insurance Policies, page 33

We will revise Item 3 of management’s discussion and analysis as detailed in Schedule D. Furthermore, Note 2 will be amended as addressed in item 3 above.

5.	Investment in Life Insurance Policies, page 33

Based on our revisions discussed in item 3 and 4 above, we feel that we have adequately amended our filing to reflect the suggestions included in this item.

6.	Impairment of Long Lived Assets, page 34

The Company assesses its long-lived assets for impairment under SFAS 144. We will revise Note 2 on page 34 as follows:

Impairment of Long-Lived Assets - We account for the impairment and disposition of long-lived assets in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We review the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss would be recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. As of February 28, 2007, no impairment has been recorded.

7.	Investment in Securities, page 36

We will revise Note 4 of our filing to include the additional information included in Schedule E.

Mr. Paul Cline
March 14, 2008

We understand that your comments or our changes to disclosures in response to your comments does not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws.

You may direct questions or comments regarding the comments and responses to me or Mr. Brian Laib at Murrell Hall McIntosh & Co, PLLP, at 405-842-4420.

Very truly yours,

David M. Martin
Chief Financial Officer

Schedule A

Our discussion and analysis of financial condition and results of operations are based on our consolidated financial statements that were prepared in accordance with accounting principles generally accepted in the United States of America. To guide our preparation, we follow accounting policies, some of which represent critical accounting policies as defined by the SEC. The SEC defines critical accounting policies as those that are both most important to the portrayal of a company’s financial condition and results and require management’s most difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates involve significant judgments, assumptions and estimates by management that may have a material impact on the carrying value of certain assets and liabilities, disclosures of contingent liabilities, and the reported amounts of income and expenses during the reporting period which management considers to be critical accounting estimates. The judgments, assumptions and estimates used by management are based on historical experience, management’s experience, knowledge of the accounts and other factors that are believed to be reasonable. Because of the nature of the judgments and assumptions made by management, actual results could differ materially from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company. Areas affected by our estimates and assumptions are identified below.

We establish litigation and policy analysis loss reserves based on our best estimates as to the ultimate outcome of contingent liabilities. This reserve analysis is necessary to properly match current expenses to currently recognized revenues and to recognize that there is a certain amount of liability associated with litigation and policy losses. Through this reserve, we recognize the estimated cost to settle pending litigation as an expense. These estimates are reviewed on a quarterly basis and adjusted to management’s best estimate of the anticipated liability on a case-by-case basis. A high degree of judgment is required in determining these estimated reserve amounts since the outcomes are affected by numerous factors, many of which are beyond our control. As a result, there is a risk that the estimates of future litigation and policy analysis loss costs could differ from our currently estimated amounts. Any difference between estimates and actual final outcomes should not have a material impact on our financial statements. We have not experienced any material changes between estimates and actual results in the current or prior periods.

We must make estimates of the collectability of accounts and notes receivable and premium advances. The accounts associated with these areas are critical to recognizing the correct amount of revenue in the proper period. Because of the uncertainty about when policy advances will be collected, we follow the practice of reserving all premium advances at the time such advances are made. When premium advances are repaid, the repayments are netted against premium expense. We have not experienced any material changes in our estimates of collectibility versus actual results in the current or prior periods.

We review the carrying value of the property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, there was no impairment at February 28, 2007.

We must evaluate the useful lives of our property and equipment to assure than an adequate amount of depreciation is being charged to operations. Useful lives are based generally on specific knowledge of an asset’s life in combination with Internal Revenue Service rules and guidelines for depreciable lives for specific types of assets.

Schedule B

LIFE PARTNERS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED FEBRUARY 28, 2007 AND 2006

	2007	2006

REVENUES	$29,795,323	$20,083,653

BROKERAGE FEES	17,564,122	11,598,610

REVENUES, NET OF BROKERAGE FEES	12,231,201	8,485,043

OPERATING AND ADMINISTRATIVE EXPENSES:
General and administrative	6,822,105	5,971,248
Settlement costs	415,312	388,808
Depreciation and amortization	234,136	213,382
	7,471,553	6,573,438

INCOME FROM OPERATIONS	4,759,648	1,911,605

OTHER INCOME (EXPENSES):
Interest and other income	957,363	671,152
Interest expense	(207,238)	(138,063)
Impairment of partnership	(123,149)	-
Premium advances, net	(852,376)	(902,845)
Policy acquisition expense	-	(620,764)
Gain on sale of policies for investment purposes	-	1,100,967
Realized gain (loss) on investments	173,004	(39,570)
	(52,396)	70,877

INCOME BEFORE INCOME TAXES	4,707,252	1,982,482

INCOME TAXES:
Current tax expense	1,677,439	1,186,731
Deferred tax benefit	(330,471)	(348,000)
	1,347,022	838,731

NET INCOME	$3,360,230	$1,143,751

EARNINGS:
Per share - Basic and Diluted	$0.36	$0.12

AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING
Basic	9,447,879	9,409,102
Diluted	9,454,019	9,409,102

THE COMPONENTS OF COMPREHENSIVE INCOME:
Net income	$3,536,230	$1,143,751
Unrealized gain (loss) on investment securities net of taxes	208,534	(228,226)

COMPREHENSIVE INCOME	$3,744,764	$915,525

BASIC AND DILUTED EARNINGS PER SHARE:
Comprehensive income	$0.41	$0.10

Schedule B

LIFE PARTNERS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED FEBRUARY 28, 2007 AND 2006

	Common Stock						Treasury Stock
	Number of Shares	$0.01 par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Gain (Loss)	Note Receivable	Number of Shares	Amount	Total Shareholders' Equity
Balance, February 29, 2005	9,615,586	$96,156	$10,608,398	$(4,103,860)	$(13,234)	$(323,631)	206,615	$-	$6,263,829
Dividends declared	-	-	-	(1,896,242)	-	-	-	-	(1,896,242)
Other comprehensive loss	-	-	-	-	(228,226)	-	-	-	(228,226)
Note for stock - accrued interest	-	-	-	-	-	(48,510)	-	-	(48,510)
Replacement shares issued	-	-	-	-	-	-	(18,182)	-	-
Net income for the year ended February 28, 2006	-	-	-	1,143,751	-	-	-	-	1,143,751
Balance, February 28, 2006	9,615,586	$96,156	$10,608,398	$(4,856,351)	$(241,460)	$(372,141)	188,433	$-	$5,234,602
Cumulative effect of accounting change, net of income tax of $176,000	-	-	-	281,070	-	-	-	-	281,070
Adjusted balance February 28, 2006	9,615,586	$96,156	$10,608,398	$(4,575,281)	$(241,460)	$(372,141)	188,433	$-	$5,515,672
Dividends declared	-	-	-	(1,984,913)	-	-	-	-	(1,984,913)
Other comprehensive gain	-	-	-	-	208,534	-	-	-	208,534
Shares issued to IGE shareholder	-	-	-	-	-	-	(1,000)	-	-
Options exercised	-	-	606,000	-	-	-	(100,000)	-	606,000
Net income for the year ended ended February 28, 2007	-	-	-	3,360,230	-	-	-	-	3,360,230
Balance, February 28, 2007	9,615,586	$96,156	$11,214,398	$(3,199,964)	$(32,926)	$(372,141)	87,433	$-	$7,705,523

See the accompanying summary of accounting policies and notes to the financial statements.

Schedule B

LIFE PARTNERS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED FEBRUARY 28, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,360,230	$1,143,751
Adjustments to reconcile net income to operating activities:
Depreciation	234,136	213,382
Policy acquisition expense	-	620,764
Gain on sale of policies for investment purposes	-	(1,100,967)
Impairment of investment in partnership	663,344	-
(Increase) decrease in operating assets:
Accounts receivable	(2,849,728)	288,033
Prepaid expenses	145,815	(240,496)
Deferred income taxes	(330,417)	(348,000)
Increase (decrease) in operating liabilities:
Accounts payable	1,849,218	289,016
Accrued liabilities	(142,434)	249,177
Income taxes payable	581,239	3,715
Deferred revenue	11,400	66,350
Net cash provided by operating activities	3,522,803	1,184,725
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in income funds	(53,171)	(413,055)
Purchases of property and equipment	(98,554)	(145,006)
Investment in partnership	-	(663,344)
Purchase of policies for investment purposes and capitalized premiums	(89,775)	(1,176,269)
Proceeds from sale of policies for investment purposes	-	1,651,208
Purchases of artifacts	-	(219)
Net cash used in investing activities	(241,500)	(746,685)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on notes payable	(761,849)	(147,866)
Proceeds from note payable	-	2,291,018
Stock options exercised	606,000	-
Dividends	(1,984,912)	(1,896,242)
Dividends payable	593,240	-
Net cash provided by (used in) financing activities	(1,547,521)	246,910
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,733,782	684,950
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,787,239	1,102,289
CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,521,021	$1,787,239
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid, net of capitalized amounts	$493,651	$94,084
Income taxes paid	$1,032,381	$1,070,581
SUPPLEMENTAL DISCLOSURES OF NONCASH ITEMS:
Unrealized gain (loss) on marketable securities	$208,534	$(228,226)

See accompanying summary of accounting policies and notes to financial statements.

Schedule C

Investment in Life Insurance Policies - For fiscal 2006 and prior fiscal years, in accordance with Financial Standards Board Technical Bulletin 85-4 Accounting for Purchases of Life Insurance (FTB 85-4), we reduced our investment in life insurance policies to their cash surrender value with any differences between cost and cash surrender value being charged to expense.

On March 27, 2006, the FASB Staff Position No. FTB 85-4-1 Accounting for Life Settlement Contracts by Third-Party Investors (FSP FTB 85-4-1) was issued, which amended FTB 85-4. FSP FTB 85-4-1 states that an investor may elect to account for its investments in life settlement contracts using either the investment method or the fair value method. The election shall be made on an instrument-by instrument basis and is irrevocable. Under the investment method, an investor shall recognize the initial investment at the purchase price plus all initial direct costs. Continuing costs (policy premiums and direct external costs, if any) to keep the policy in force shall be capitalized. Under the fair value method, an investor shall recognize the initial investment at the purchase price. In subsequent periods, the investor shall remeasure the investment at fair value in its entirety at each reporting period and shall recognize change in fair value earnings (or other performance indicators for entities that do not report earnings) in the period in which the changes occur. We have elected to adopt FSP FTB 85-4-1 as of March 1, 2006 (the beginning of fiscal 2007) and value our investments in life settlement contracts using the investment method.

As a policy matter, we generally do not purchase policies for our own account. We have, however, purchased policies for our own account when an attractive opportunity arises and the opportunity is not suitable for our institutional or retail purchasers. Certain policies may be unsuitable for institutional purchasers because the policies do not conform to the standards they have adopted. Retail purchasers typically avoid larger policies, preferring policies with smaller face amounts. We have also purchased interests in policies from settlors who wish to liquidate their interests or in settlement of claims that may have some validity. These purchases usually involve the acquisition of settlors’ fractional interests in the policies. Our decision to make these purchases weighs primarily the likelihood of the claim’s success, the financial risk posed by the claim, and the reasonableness of the purchase terms.

All life settlement contracts owned by the Company are tested for impairment on a quarterly basis. Our testing includes such factors as expected proceeds from the insurance policies, changes in expected mortality, changes in the creditworthiness of the issuer, and anticipated future premiums. Upon adoption of FSP FTB 85-4-1, we compared the capitalized cost of our policies to the expected proceeds recoverable, adjusted for anticipated future premiums. We then recognized these policies at the lower of the capitalized cost or the expected net proceeds recoverable. As of February 28, 2007, the total of the acquisition cost and capitalized premiums amounted to $664,305. However, due to the impairment of $111,316 assessed at the time of adoption of FSP FTB 85-4-1, we recorded our investments in life settlements held for our own account at $552,989.

In the fiscal years ended February 28, 2006 and 2007, we purchased for our own account 26 gross (7.1 net) and 16 gross (3.8 net) policies having aggregate face amounts of $5,197,374 ($691,864 net) and $2,758,600 ($352,219 net), respectively. As of February 28, 2007, we held for our own account 76 gross (18.3 net) unmatured policies having aggregate face amounts of $13,023,884 ($1,457,068 net).

Schedule D

During the fiscal year ended February 28, 2007, we incurred settlement expenses of $415,312 for the resolution of litigation or potential litigation. A significant portion of this amount was related to the settlement of litigation involving an alleged breach of contract in order to avoid the costs of litigation. Most other settlements involve purchaser claims and relatively minor settlement amounts. In some instances, we have repurchased some interests in policies to settle claims. In these cases, only the excess (if any) of the settlement payment over the expected net proceeds recoverable of the repurchased policy is charged to settlement expense. In accordance with the investment method described in FSP FTB 85-4-1, the policy is recorded as an asset under “Investments in policies” and the cash expenditure is recorded on our cash flow statement under “Purchase of policies for investment purposes and capitalized premiums.” For these types of settlements during the period, we recorded $181,437 of settlement expense and $72,820 for purchase of policies for investment purposes. These policies are tested for impairment as required under FSP FTB 85-4-1.

Schedule E

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at February 28, 2007:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Value

Market Income Funds	$47,100	$3,393	$1,578,015	$127,309	$1,625,115	$130,702

Total temporarily impaired securities	$47,100	$3,393	$1,578,015	$127,309	$1,625,115	$130,702

Market Income Funds. The unrealized losses on the Company’s investments in Market Income Funds resulted from decreases in market prices from the initial public offering prices as part of the general stock market trend. Because the Company has the ability to hold these investments for an indeterminate period of time, with no immediate intent to sell, the Company does not consider these investments to be other than temporarily impaired at February 28, 2007.